UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o Double Down Interactive LLC

6671 S. Las Vegas Blvd.

Building D, Suite 210

Las Vegas, Nevada 89119

+1-702-761-6899

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement

On December 17, 2025, DoubleDown Interactive Co., Ltd. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with STIC Special Situation Diamond Limited, as selling stockholder (the “Selling Stockholder”), and Roth Capital Partners, LLC, as representative of the underwriters named in Schedule 1 thereto (the “Underwriters”), relating to the offering by the Selling Stockholder (the “Offering”) of 2,330,468 American Depositary Shares (the “ADSs”), representing 116,523.40 common shares, par value of W10,000 per share (“Common Shares”), of the Company, at a price to the public of $8.00 per ADS (the “Offering Price”), before underwriting discounts and commissions. Each ADS represents 0.05 Common Share. The Offering consists entirely of the ADSs to be sold by the Selling Stockholder and will not change the number of Common Shares that are outstanding. The Company currently has 2,477,672 Common Shares outstanding. The Offering is expected to close on or about December 18, 2025, subject to the satisfaction of customary closing conditions. The Company will not receive any proceeds from the sale of the ADSs by the Selling Stockholder.

The Offering is being made pursuant to the Company’s Registration Statement (the “Registration Statement”) on Form F-3 (File No. 333-290402), which was filed with the Securities and Exchange Commission on September 19, 2025 and declared effective on September 30, 2025. The Underwriters expect to deliver the ADSs to purchasers on or about December 18, 2025.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed as Exhibit 1.1 hereto and incorporated herein by reference.

Issuance of Press Release

On December 17, 2025, the Company issued a press release announcing the pricing of the Offering. Copy of such press release is attached hereto as Exhibit 99.1.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report, including those related to the Offering, are based upon various assumptions, including without limitation, that the Offering will be consummated. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

This report, except for Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, including the Company’s Registration Statement, except to the extent specifically provided in such filing.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated as of December 17, 2025, by and among DoubleDown Interactive Co., Ltd., STIC Special Situation Diamond Limited and Roth Capital Partners, LLC

99.1	Press Release issued by the Company announcing the pricing of the Offering, dated December 17, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: December 17, 2025	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer